Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  July 19, 2019

 Investor UpdateJuly 2019

 Forward-Looking Statement  Note: All results and expectations in the presentation reflect continuing operations unless otherwise noted.Cautionary Statement:This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger with Raytheon Company (“Raytheon”), the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger with Raytheon and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger with Raytheon and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger with Raytheon; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of United Technologies or Raytheon or both to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger with Raytheon, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger with Raytheon cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of United Technologies, Raytheon and the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger with Raytheon and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of United Technologies and Raytheon and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.  1

Important Information about the Proposed Transaction

Additional Information

In connection with the proposed merger, United Technologies has filed a registration statement on Form S-4, which includes a a preliminary prospectus of United Technologies and a preliminary joint proxy statement of United Technologies and Raytheon Company (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies' shareowners and Raytheon Company's shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company's website at www.raytheon.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com

Participants in the Solicitation

United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies' directors and executive officers is available in United Technologies' proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company's directors and executive officers is available in Raytheon Company's proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

2

 Section I: Portfolio Separation & UTC – Raytheon Merger

Separation and Merger Create Three Industry-Leading Companies

United Technologies — Collins Aerospace, Pratt & Whitney + Raytheon	Carrier	OTIS
Leader in aircraft engines and aerospace systems for commercial and defense customers **+** *Leader in defense electronics, mission systems, C5I™ products and services, sensing, effects and mission support*	*A leading provider of HVAC, refrigeration, building automation, fire safety and security products to customers worldwide*	*World's leading manufacturer and service provider of elevators, escalators and moving walkways*

	United Technologies + Raytheon	Carrier	Otis
2018 Sales	~$70B[1,2]	$19B	$13B
S&P 500 Rank[3]	~#40	#137	#200

1. Pro forma 2018 estimates based on sales provided by each company; includes Rockwell Collins and excludes Otis and Carrier
2. Net of intercompany eliminations
3. Based on 2018 sales

4

 Strategic Rationale for Separation of Otis and Carrier  Capital structure and allocation flexibility to match individual business risk / return profiles  Greater focus drivesbetter results  Management incentives aligned with performance  Capital structure and allocation flexibility  Nimbler organizational and operating model supporting greater agilityImproved operating discipline with more granular focus  Performance incentives better aligned to the specific attributes of each business  Increased M&Aopportunity  Greater flexibility for standalone businesses to pursue portfolio enhancing M&A, supported by independent equity currencies  Broadening of investor base  Attract shareowners with distinct investment preferences  Strong financial profile  Three leading companies with scale, investment grade balance sheets and financial characteristics to drive growth and investment through cycles  5

Separation of Otis and Carrier Creates Two Industry Leaders

Carrier

Investment Highlights
- New equipment and replacement demand
- New product investment drives sustainable GDP+ growth
- Global leader in range of HVAC, Refrigeration and Fire and Security segments
- Significant opportunity for follow-on M&A

Segment Mix


Fire &
Security
HVAC
Refrigeration



DAVID L. GITLIN
Appointed President & CEO in June 2019
- Extensive leadership experience in business development, strategy, and mergers and acquisitions
- Former President & COO, Collins Aerospace
- Former President, UTC Aerospace Systems

Geographic Mix


Asia
EMEA
Americas

2018 Sales: $18.9B

R&D Investment


R&D Spend
% of Sales
2009
2013
2018

OTIS

Investment Highlights
- Global elevator industry leader with over 166 year heritage
- Largest service portfolio with over 2 million units under maintenance
- Productivity runway with service transformation underway
- Next generation of connected solutions entering service

Product/Service Mix


Service
New
Equipment



JUDITH F. MARKS
Appointed President & CEO in June 2019
- Former CEO, Dresser-Rand (a Siemens business)
- Former CEO, Siemens USA
- Former VP, Strategy & Business Development (Electronic Systems), Lockheed Martin

Geographic Mix


Asia
Americas
EMEA

2018 Sales: $12.9B

Industry Leadership

Adjusted operating profit[1]
($ billions)


2.0
OTIS
B
A
C

Note: A, B, C represent industry peers; Source: Public company reports, analyst reports, and internal estimates; Based on 2018 results
1. See appendix for additional information regarding this non-GAAP financial measure

6

Merger of United Technologies Aerospace Businesses & Raytheon

United Technologies

Collins Aerospace — A United Technologies Company

Pratt & Whitney — A United Technologies Company

Leader in aircraft engines and aerospace systems for commercial and defense customers

Raytheon

Leader in defense electronics, mission systems, C5I™ products and services, sensing, effects and mission support

Industry Leading A&D Provider of High Technology Systems and Products with Diversification Across Commercial Aerospace and Defense

~$74B Sales[1,2]	**~$13.5B** EBITDA[1,3]
'A' category Target Credit Rating	**~$18 – $20B** 3-Yr Return of Capital[4]

Leading diversified A&D company with enhanced technological capabilities, financial strength, robust cash generation and flexibility to address full range of customer priorities

1. Pro forma 2019 estimates based on current outlook provided by each company; excludes Otis and Carrier
2. Net of intercompany eliminations
3. Excludes non-operating pension income/(expense)
4. Expected cumulative sum of share repurchase and dividends in first 36 months following close

7

Merger Overview

Anticipated Transaction Structure	• All-stock merger of equals following the separation of Otis and Carrier by United Technologies; anticipate tax-free transaction for U.S. federal income tax purposes • Raytheon shareowners will receive 2.3348 shares in Raytheon Technologies Corporation for each share of Raytheon • United Technologies shareowners to own ~57% and Raytheon shareowners to own ~43% of combined company • Net debt for the combined company at closing expected to be ~$26B with United Technologies expected to contribute ~$24B
Company Name & Headquarters	• Combined company to be renamed Raytheon Technologies Corporation • NYSE listing with ticker RTX • Headquartered in greater Boston metro area
Leadership & Governance	• Executive Chairman: Tom Kennedy for two years following completion of merger • Chief Executive Officer: Greg Hayes; Hayes assumes Chairman and CEO role two years following completion of merger • Independent Lead Director: Robust independent Lead Director role to be held initially by legacy Raytheon director • Board of Directors: 15 total directors; 8 from United Technologies and 7 from Raytheon
Financials & Synergies	• Double-digit free cash flow growth with expectation of ~$8B in pro forma free cash flow by 2021 • ~$1B+ in gross annual cost synergies by year 4 • Strong balance sheet, expect to return ~$18 – $20B of capital to shareowners in first 36 months following completion of merger[1]
Timing & Closing Requirements	• Transaction unanimously approved by United Technologies and Raytheon Boards of Directors • Expected closing in 1H 2020 (following separation of Otis and Carrier from United Technologies) • Subject to customary conditions, including regulatory approvals and approvals of United Technologies and Raytheon shareowners[2]

1. Expected cumulative sum of share repurchase and dividends in first 36 months following completion of merger
2. United Technologies and Raytheon merger of equals conditioned on separation of Otis and Carrier businesses

8

 Strategic Rationale of Merger  9    Creates a premier systems provider positioned to define the future of A&D    Highly complementary technology offerings and world-class engineering teams     Balanced and diversified A&D portfolio that is resilient across business cycles     Ability to deliver enhanced value to customers through cost-effective solutions    $1B+ gross cost synergies with additional technology-driven revenue synergies     Attractive financial profile with strong cash flow generation and balance sheet

Value Creation Through Cost Synergies



Gross:
~$1B+ pre-tax cost synergies[1]
$600M+
$350-$400M
$500M
$600M+
Net:
$500M+
Announced
Realized
Announced
Revised Estimate
GOODRICH
Rockwell Collins
United Technologies
+
Raytheon

Cost synergy drivers

$350M+
Supply chain and procurement

$325M+
Corporate and segment consolidation

$175M+
Facilities consolidation

$150M+
IT and other SG&A

Track record of synergy realization; $1B+ in gross annual cost synergies, with additional revenue synergies realized through key technologies and capabilities

1. Approximately $600M net one-time cost, subject to USG recoverability, to achieve $500M+ in net annual cost synergies

10

Robust Cash Flow Generation

Accelerating Free Cash Flow[1]

Double-digit free cash flow growth driven by:

Organic growth

Working capital efficiencies

CAPEX investment cycle moderation Cost synergies



United Technologies
Raytheon
~$3B
~$3B
~$6B
~$8B
2019E
2019E
Pro forma 2019E
Pro forma 2021E

Capital Deployment Strategy

- **Balance Sheet:**
  Expected net debt of ~$26B
- **Credit Rating:**
  Target 'A' category credit rating
- **Investment:**
  Flexibility to invest in R&D and CAPEX through cycles to sustain innovation and growth
- **Share repurchase & dividends:**
  Expect to return ~$18 – $20B of capital to shareowners in first 36 months following completion of the merger
- **M&A:**
  Small scale – in the core and for the right value

Strong free cash flow growth supports investment and return of ~$18 – $20B in capital to shareowners through share repurchase and dividends in first 36 months following close

1. Excludes Otis and Carrier and one-time costs associated with United Technologies portfolio separation. 2019 pro forma excludes synergies and transaction related items

11

Benefits for Shareowners

Scope & Stability	• Balanced and diversified A&D company with ability to invest through business cycles • Platform-agnostic systems provider, less reliant on any individual programs or customers • Significantly increased addressable market for combined company
Attractive Financial Profile	• Technology sharing offers significant growth opportunities • Significant annual cost synergies with minimal integration risk • Earnings growth and margin expansion opportunity through reduced costs
Balance Sheet Strength	• Strong balance sheet and credit rating profile with robust cash flow generation • Flexibility to increase return of capital alongside growth-focused investments
Management & Governance	• Strong cultural fit and DNA of innovation and customer focus at both companies • Experienced management team with proven track record of integration • Unique perspectives and complementary capabilities from both companies' Boards

12

 Section II: Enhanced Technology Sharing Enables Best-in-Class Innovation for our Customers

 History of World-Class Technology & Innovation  Pioneered the radial air-cooled engine design enabling unprecedented power-to-weight ratio  Produced the first sea going microwave surface search radar for Navy ships  First missile-mounted guidance system capable of intercepting moving objects  Patriot achieves first- ever ballistic missile intercept in combat during Desert Storm  Launched ARPANET, precursor to the Internet; first email system  Raytheon VIIRS technology produces highest resolution composite Earth image  Standard Missile-3 intercepts a failed satellite in space  Raytheon receives the 10 millionth U.S. Patent in history  First 10,000 lbf thrust engine in the US; powered the B-52  World’s first GPS satellite signal received  First global aviation data communications network  First photo ever transmitted via satellite  Developed J58 for SR-71; a world speed record holder  V2500 selected to power A320 family  First airborne radio on Goodyear airship Enterprise  Named “Innovator of the Year” for introducing touch screen flight displays  P&W develops theGeared Turbofan  1920  1940  1960  1980  2000  2020  First Raytheon product: gaseous (helium) rectifier for electron tubes  First working laser  Source: NASA  Raytheon engineer Percy Spencer invents the microwave oven  Raytheon technology contributes to Apollo 11 moon mission success  14

 Existing Capabilities Are Highly Complementary  Commercial Propulsion Systems  Power Generation  Avionics  Resilient Positioning, Navigation, Timing (PNT) & Communications  Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR)  Missiles and Air & MissileDefense  System-of-Systems Integration  Radar, Sensors & Electronic Warfare  Air Traffic Management  Cyber Protection  Autonomy, Artificial Intelligence (AI) & Machine Learning  Representative capabilities brought to combination  Military Propulsion Systems  Commercial Aerospace  Defense  15

R&D Investment Supports Future Revenue Synergies

Raytheon Technologies[1]

2019 R&D[2]	R&D Centers of Excellence	Engineers	Patents
~$8B	7	~60,000	~38,000

Hypersonics / Future Missile Systems



Directed Energy Weapons



ISR in Contested Environments



Cyber Protection for Connected Aircraft



Next Generation Connected Airspace



Advanced Analytics & AI for Aviation


FULL FLIGHT DATA

■ Defense priority

■ Commercial aerospace priority

Industry-leading innovation | **Focused on customer priorities and cost reduction** | **Enhanced customer solutions**

1. Pro forma 2019 estimates. excludes Otis and Carrier
2. R&D estimate includes company and customer funded R&D

16

R&D Synergy Areas Aligned with Customer Needs

Defense priority areas

		United Technologies Competency	+	Raytheon Competency	=	Raytheon Technologies Customer Solution
Hypersonics / Future Missile Systems		• High-temperature materials • Thermal and signature management • Advanced propulsion		• Vehicle integration expertise • Seekers and payloads • Advanced guidance and control		*Advanced high speed missiles and hypersonic weapons addressing survivability needs in highly contested environments*
Directed Energy Weapons		• Compact, efficient power generation • Advanced thermal management • Optical beam delivery		• High-power microwave emitters • High-energy laser emitters • Weapon system integration		*Accelerated development and fielding of directed energy weapons to counter emerging threats*
ISR in Contested Environments		• Advanced electro-optical payloads • Software-defined communications • Position, navigation, and timing (PNT)		• Radio frequency (RF) payloads • Acoustics and communications • Multi-sensor fusion / systems integration		*Persistent, resilient ISR capability across space, air, land and maritime domains*

Technology combination addresses highest priority Defense customer requirements

17

R&D Synergy Areas Aligned with Customer Needs

Commercial aerospace priority areas

United Technologies Competency + **Raytheon Competency** = **Raytheon Technologies Customer Solution**

Cyber Protection for Connected Aircraft



United Technologies Competency:
- Aircraft networks and RF systems
- Information management systems
- System architecture and certification

Raytheon Competency:
- Detection, processing and response
- Threat intelligence analysis
- Cyber resiliency testing

Raytheon Technologies Customer Solution:
Cyber solutions for airlines and OEMs offering secure connectivity to enable proactive health monitoring and optimized performance

Next Generation Connected Airspace



United Technologies Competency:
- Future airspace flight deck technology
- On-board autonomy systems
- Air-to-ground comms infrastructure

Raytheon Competency:
- Air traffic control automation
- Surveillance radars
- System integration expertise

Raytheon Technologies Customer Solution:
Next generation national airspace system with improved capacity, efficiency, and safety

Advanced Analytics & AI for Aviation


FULL FLIGHT DATA

United Technologies Competency:
- Very large installed base
- Full flight / environmental data
- Prognostics / health monitoring

Raytheon Competency:
- Advanced data analytics
- AI and machine learning
- Pattern recognition

Raytheon Technologies Customer Solution:
Application of AI-based data analytics and machine learning techniques to optimize the manufacturing, maintenance, and fleet operation of commercial aircraft

Combined capabilities support optimization of increasingly connected and intelligent commercial aerospace systems

18

 Section III: Highly-Engaged Board Enabled Effective Oversight of Deal Process to Ensure Combination Benefits All Stakeholders

Highly Qualified, Independent Board

UTC Board of Directors



GREGORY J. HAYES
Chairman & CEO
Director Since: 2014
Committees: Finance, Executive (Chair)



ELLEN J. KULLMAN
Independent Lead Director
Retired Chair & CEO, DuPont
Director Since: 2011
Committees: Compensation, Finance, Executive



LLOYD J. AUSTIN III
General, U.S. Army (Ret.) and Former Cmdr. U.S. CENTCOM
Director Since: 2016
Committees: Audit, Governance & Public Policy



DIANE M. BRYANT
Technology Industry Executive
Director Since: 2017
Committees: Audit, Finance



JOHN V. FARACI
Retired Chairman & CEO, International Paper
Director Since: 2005
Committees: Compensation, Finance (Chair), Executive



JEAN-PIERRE GARNIER
Chairman, Idorsia Pharmaceuticals
Director Since: 1997
Committees: Compensation (Chair), Governance & Public Policy, Executive



CHRISTOPHER KEARNEY
Retired Chairman, SPX FLOW
Director Since: 2018
Committees: Audit, Finance



MARSHALL O. LARSEN
Retired Chairman, President & CEO, Goodrich Corporation
Director Since: 2012
Committees: Governance & Public Policy, Finance



HAROLD W. MCGRAW III
Chairman Emeritus, S&P Global Inc.
Director Since: 2003
Committees: Compensation, Governance & Public Policy



MEGHAN L. O'SULLIVAN
Professor, Harvard University Kennedy School
Director Since: 2017
Committees: Audit, Governance & Public Policy



DENISE RAMOS
Retired Chief Executive Officer, ITT
Director Since: 2018
Committees: Audit, Compensation



FREDRIC G. REYNOLDS
Retired Executive Vice President & CFO, CBS Corporation
Director Since: 2016
Committees: Audit (Chair), Finance



BRIAN C. ROGERS
Retired Non-Executive Chairman, T. Rowe Price Group, Inc.
Director Since: 2016
Committees: Compensation, Governance & Public Policy (Chair)

Over the past 10 years, UTC directors have overseen significant M&A transactions representing +$225B of enterprise value

Diverse, Refreshed Board

Director Tenure


< 3 years
5
3-8 years
5
9+ years
3

Average Tenure:
6 years

Diversity


38%
Women and people of color

- **5** independent directors retired since 2016
- **75%** of independent directors have served **<9 years**
- **7** new independent directors since 2016

Deep, Relevant Expertise


Senior Leadership
77%
Knowledge of Company/Industry
70%
Financial
62%
Risk Management/Oversight
54%
International
46%
Technology and Innovation
38%
Government
15%

Directors bring diverse skills and perspectives to drive long-term shareowner value

20

Board Refreshment Adds Expertise and Diversity

Sikorsky sale announced

Rockwell Collins acquisition announced

Otis/Carrier spin-offs announced

Raytheon Technologies merger announced

2015 | 2016 | 2017 | 2018 | 2019


Fredric Reynolds


Brian Rogers


Lloyd Austin


Diane Bryant


Margaret O'Sullivan


Denise Ramos


Christopher Kearney

Finance/Investors

Defense/National Security/Technology

Business Transformation

Proactive Board refreshment ensures the Board's strategic decisions are strongly enhanced by our directors' deep subject-matter expertise

21

Engaged and Well Informed Board

The Board's depth of industry expertise and significant experience in executing strategic transactions enables effective oversight of UTC's actions in a variety of areas, including:

Strategy Review (2-day offsite)
Digital Strategy
Major Investments Review

Enterprise Risk Management
Product & IT Systems Cybersecurity
Product Safety

EH&S
Government Relations
Investor Relations

Governance
Corporate Social Responsibility
Diversity/Inclusion

Board Best Practices

- ✓ 3-year meeting calendar enables ~100% attendance
- ✓ Non-concurrent committee meetings avoid conflicts
- ✓ Independent directors hold private session chaired by independent Lead Director at each meeting

Additional Information Sources

- ✓ "Breakfast with Management"
- ✓ Facility/site visits
- ✓ CEO update letters (bi-weekly)
- ✓ Group trainings
- ✓ 1-on-1 briefings
- ✓ Outside experts

22

Strong Governance Practices

Board Governance

- ✓ 12 of 13 directors are independent
- ✓ Active Board refreshment – 7 new independent directors since 2016
- ✓ Diverse Board
- ✓ Robust independent Lead Director role
- ✓ Strong Board risk oversight structure, including review of cybersecurity risks
- ✓ Shareowner ability to call special meetings threshold reduced to 15%, from 25%
- ✓ Annual self-evaluation of individual directors
- ✓ CEO succession planning & management development
- ✓ Shareowner ability to act by written consent
- ✓ Proxy access (3% / 3 year threshold)
- ✓ Active and ongoing shareowner engagement
- ✓ Annual election of all directors

Compensation Governance

- ✓ Directly link pay to performance and shareowner returns
- ✓ 95%+ say-on-pay support since 2016
- ✓ Rigorous performance-based program
- ✓ Annual bonus funding formula for business unit executives based solely on business unit performance
- ✓ Median compensation targets in place
- ✓ Double-trigger CIC severance benefits
- ✓ Rigorous stock ownership guidelines for director and senior management
- ✓ Compensation clawback policy for NEOs
- ✓ No repricing of options
- ✓ No cash buyouts of underwater stock options or SARs
- ✓ Retains an independent compensation consultant

Committed to strong corporate governance practices, which the Board believes are critical to creating long-term shareowner value and ensuring management accountability

23

Raytheon Merger Is Product of Long-Term Board Strategic Review Process

Board Review and Transaction Timeline[1]

2012-2017	• Board led the strategic transformation of UTC, including through the Goodrich, Sikorsky and Rockwell transactions
During 2018	• Post-announcement of agreement to acquire Rockwell Collins, UTC Board conducts evaluation of portfolio alternatives, including potential strategic transactions
Mid-2018	• Initial outreach from Raytheon to UTC • Preliminary discussions between UTC and Raytheon
Sep-2018	• UTC Board evaluates options including separation of portfolio and other possible transactions with a range of possible parties, including Raytheon
Nov-2018	• UTC Board approves the separation of Otis and Carrier • UTC completes acquisition of Rockwell Collins
Dec-2018 / May-2019	• UTC and Raytheon due diligence, synergy, and other meetings among management and advisors • Negotiation of ownership split and governance • Board focus and negotiations around leadership and succession planning • Multiple Board meetings to review the transaction
Jun-2019	• UTC Board unanimously approves the merger and the transaction is announced

Why Now?

- ✓ Driven by customer needs, accelerating innovation and benefits of scale
- ✓ Allows the combined company to aggressively pursue growth strategies
- ✓ Mutually beneficial timing for UTC and Raytheon
- ✓ Separation of Otis and Carrier provides natural inflection point for transforming UTC Aero – and magnifies the benefits of an A&D transaction
  - – Avoids cost / inefficiencies that would otherwise be required for a standalone UTC Aero
  - – Ability to close the merger simultaneously with the previously communicated spin timing (1H 2020)

The decision to pursue a merger with Raytheon was the result of a robust review process by the Board

Source: Form S-4

1. See “Background of the Merger” section of the initial S-4 for a detailed description of the merger process and timeline

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Combination With Raytheon Benefits All Stakeholders

Customers	• Greater capabilities and financial resources to address customer priorities • Shared R&D and enhanced technology content delivers increased value • Expect ~$500M of cost synergy savings to be returned to customers
Employees	• Stronger combined company with greater R&D and focus on high-growth markets • More opportunities to build a career within the A&D industry • Strong commitment to lifelong learning and development
Industry	• Combined innovation teams to surpass current state of the art • Improved positioning to address emerging industry requirements • Technology combination expands opportunities across the supply chain
Communities	• Combined company to see enhanced long-term growth opportunities • Continued presence in existing locations • Commitment to ongoing investment in local communities

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